Mera Pharmaceuticals



December 10, 2003

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3-9
Washington, D.C. 20549


Re: Acceleration of SB-2 Registration Filed by Mera Pharmaceuticals, File No. 333-107716

Dear Sir or Madam:

Mera Pharmaceuticals has caused an amendment to its SB-2 registration statement to be filed on December 11, 2003. Pursuant to Rule 461, Mera requests that the effective date of that registration statement be accelerated to December 15, 2003.




Very truly yours,

/s/ Daniel Beharry
-----------------------
Daniel P. Beharry
Chief Executive Officer